ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 8, 2019
Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
AAM Low Duration Preferred and Income Securities ETF (the “Fund”)
File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Registration Statement for the Fund filed August 26, 2019 (SEC Accession No.0000894189-19-005674).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Registration Statement.
Comment 1.  If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of each such agreement as an exhibit to the registration statement.

Response: The Trust notes that the Index is provided for use by the Fund by the Adviser, which has licensed the index from the index provider. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

Comment 2. Please explain supplementally why a duration of up to 5 years is appropriate for a “low duration” fund, taking into consideration classifications used by rating agencies, financial publications, and industry sources.

Response: The Trust notes that, while the universe of securities for the Index includes securities with an option-adjusted duration of up to five years, the expected effective duration for the overall Index is significantly shorter. Disclosure has been added to the "Principal Investment Strategies" section to state that as of November 6, 2019, the effective duration of the Index was 1.5 years. The Trust believes that an effective duration of 1.5 years is within the range of durations that would be considered "low" by investors.

Comment 3. Please provide a copy of the Fund’s Index methodology for the Staff’s review.

Response: A copy of the Fund’s Index methodology was sent to the Staff by email on November 8, 2019.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 4. Please provide a completed fee table for the Fund for the Staff’s review prior to effectiveness.

Response: The Fund’s completed fee table is show below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.45%
1 Estimated for the current fiscal year.

Comment 5. Please disclose the number or range of Index components.

Response: The requested change has been made. As of November 6, 2019, the Index was comprised of 189 components.

Comment 6. Please confirm whether the entire portfolio will be securities with an option-adjusted duration of less than 5 years.

Response: The Trust confirms that each Index constituent has an option-adjusted duration of less than 5 years at the time it is added to the Index. An Index constituent remains eligible for inclusion in the Index so long as its option-adjusted duration is less than six years. The Fund attempts to invest all, or substantially all, of its assets in the component securities that make up the Index. Consequently, the Fund expects that all, or substantially all, of the Fund's assets will be invested in securities with an option-adjusted duration of less than six years, although the effective duration of the Fund on whole is expected to be significantly shorter. Please see the response to comment no. 2 above.

Comment 7. Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a 'principal risk' of investing in the Fund, regardless of the order in which it appears.”

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 8. Please add a concentration policy stating that the Fund will concentrate to the extent the Index concentrates.

Response: The requested change has been made.

Comment 10. Please include an explanation of duration in the summary section of the Prospectus.

Response: The following paragraph has been added to the summary description of the Fund’s Principal Investment Strategy:

A security’s “option-adjusted duration” is a measure of its sensitivity to changes in interest rates, while factoring in the call features associated with such security. Duration is a measure of a security’s price sensitivity to changes in yields or interest rates and a lower duration indicates less sensitivity to interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

Comment 11. Please disclose how much advance notice will be given to shareholders regarding a change in investment objective.

Response: The Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require disclosure of a notice period regarding a change in investment objective. However, the Trust confirms that it will give reasonable notice to shareholders in the event the Fund's objective is changed.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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